Exhibit 99.1

TechFaith Announces Engagement of New Independent Auditor;

Reiterates 2Q15 Guidance; Expects to Announce 2Q 2015 Results Around September 25

Beijing, China, September 8, 2015 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced that the Company’s Audit Committee has engaged Friedman LLP as the Company’s new independent auditor and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as its independent auditor, effective as of September 3, 2015.

The Company’s Audit Committee reached its decision to engage Friedman LLP as the new independent registered public accounting firm of the Company after a thorough evaluation and with the concurrence of the Company’s Board of Directors. Deloitte and its affiliate have audited and reported on the Company’s consolidated financial statements since 2004, and none of these reports contained any adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. There have not been any disagreements between Deloitte and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements.

Friedman LLP will begin providing services to the Company and will work closely with Deloitte to ensure a seamless transition.

Reiteration of 2Q 2015 Guidance and Expected Date for the Announcement of 2Q 2015 Results

The Company reiterates the guidance previously provided in its press release issued on May 26, 2015 that it expects its total revenues for the second quarter of 2015 to be in the range of US$23.0 million to US$27.0 million. Given the auditor transition, the Company now expects to announce its financial results for the second quarter of 2015 and its business outlook on or about September 25, 2015. Details for the quarterly conference call will be provided at that time.

About Friedman LLP

Friedman LLP, headquartered in Manhattan with locations throughout New Jersey, Long Island, Philadelphia, and Beijing, has been serving the accounting, tax and business consulting needs of public and private companies since 1924. Friedman LLP is an independent member firm of DFK International, which has member firms in China and Hong Kong.

Friedman LLP’s industry-focused practice features concentrated areas of expertise and understanding of the economic environment. The firm is a mid-size accounting firm that combines the staff and resources of a large firm with a philosophy of personal responsibility for its clients. Information about Friedman LLP is available at http://www.friedmanllp.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of ruggedized mobile phones and other devices for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators, end users and sports enthusiasts. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8866	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com